SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 04 January , 2013

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in Own Shares dated 03 December 2012
Exhibit 1.2	Director/PDMR shareholding dated 06 December 2012
Exhibit 1.3	Transaction in own shares dated 06 December 2012
Exhibit 1.4	Transaction in own shares dated 10 December 2012
Exhibit 1.5	Director/PDMR shareholding dated 10 December 2012
Exhibit 1.6	Transaction in own shares dated 13 December 2012
Exhibit 1.7	Director/PDMR shareholding dated 14 December 2012
Exhibit 1.8	Director/PDMR shareholding dated 14 December 2012
Exhibit 1.9	Transaction in Own Shares dated 17 December 2012
Exhibit 1.10	Director/PDMR shareholding dated 18 December 2012
Exhibit 1.11	Transaction in own shares dated 20 December 2012
Exhibit 1.12	Director/PDMR shareholding dated 21 December 2012
Exhibit 1.13	Director/PDMR shareholding dated 21 December 2012
Exhibit 1.14	Transaction in Own Shares dated 24 December 2012
Exhibit 1.15	Director/PDMR shareholding dated 27 December 2012
Exhibit 1.16	Transaction in Own shares dated 27 December 2012
Exhibit 1.17	Transaction in own shares dated 31 December 2012
Exhibit 1.18	Total Voting rights dated 31 December 2012
Exhibit 1.19	Director/PDMR shareholding dated 02 January 2013
Exhibit 1.20	Blocklisting six monthly returns dated 02 January 2013
Exhibit 1.21	Blocklisting six monthly returns dated 02 January 2013
Exhibit 1.22	Transaction in own shares dated 03 January 2013

Exhibit 1.1

BP plc- Transaction in Own Shares
BP plc- 03 December 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 3 December 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                            3 December 2012
Number of ordinary shares transferred:       824
Transfer price per share:                              £3.94

Following the above transfer, BP p.l.c. holds 1,824,890,451 ordinary shares in treasury, and has 19,059,140,856 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.2

BP plc- Director/PDMR shareholding
BP plc- 06 December 2012

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 5 December 2012 by Mr R Fryar, a person discharging managerial responsibility in BP p.l.c., that on 5 December 2012 he exercised an option to acquire 2,300 BP ADSs (ISIN number US0556221044) equivalent to approximately 13,800 ordinary shares, pursuant to the BP Share Option Plan at $38.10 per ADS, this option had an expiration date of 16 February 2013. Mr Fryar subsequently disposed of the 2,300 ADSs acquired on 5 December 2012 at a price of $41.04 per ADS.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.3

BP plc-  Transaction in own shares
BP plc- 06 December 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 6 December 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                           6 December 2012
Number of ordinary shares transferred:          539
Highest transfer price per share:                   £3.94
Lowest transfer price per share:                   £3.16

Following the above transfer, BP p.l.c. holds 1,824,889,912 ordinary shares in treasury, and has 19,059,297,935 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.4

BP plc-  Transaction in own shares
BP plc- 10 December 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 10 December 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                              0 December 2012
Number of ordinary shares transferred:             3,456
Transfer price per share:                                  £4.20

Following the above transfer, BP p.l.c. holds 1,824,886,456 ordinary shares in treasury, and has 19,059,357,191 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.5

BP plc-  Director/PDMR shareholding
BP plc- 10 December 2012

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 10 December 2012 by Computershare Plan Managers that on 10 December 2012 the following Directors and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.2605 per share through participation in the BP ShareMatch UK Plan:-

Director

Mr I.C. Conn                75 shares
Mr B. Gilvary               75 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                73 shares
Mr B. Looney              73 shares
Mr D. Sanyal               73 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.6

BP plc- Transaction in Own Shares
BP plc- 13 December 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 13 December 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                              13 December 2012
Number of ordinary shares transferred:         708,061
Highest transfer price per share:                    £4.2605
Lowest transfer price per share:                    £4.20

Following the above transfer, BP p.l.c. holds 1,824,178,395 ordinary shares in treasury, and has 19,060,108,632 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.7

BP plc- Director/PDMR shareholding
BP plc- 14 December 2012

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was informed on 13 December 2012, by Fidelity Stock Plan Services LLC, that 26,089.1 restricted share units previously granted to Mr H L McKay (a person discharging managerial responsibility) under the BP Restricted Share Plan as ADSs, vested on 10 December 2012. Of the 26,089.1 ADSs released (ISIN number US0556221044), 9,510 ADSs were deducted for tax purposes at a price of $41.31 with the remaining 16,579.1 ADSs (equivalent to approximately 99,475 ordinary shares) being retained by Mr McKay.

BP p.l.c. was further informed on 13 December 2012, by Fidelity Stock Plan Services LLC, that 14,349.274 restricted share units previously granted to Mr Andrew P Hopwood (a person discharging managerial responsibility) under the BP Restricted Share Plan as ADSs, vested on 10 December 2012. Of the 14,349.274 ADSs released (ISIN number US0556221044), 5,231 ADSs were deducted for tax purposes at a price of $41.31 with the remaining 9,118.274 ADSs (equivalent to approximately 54,710 ordinary shares) being retained by Mr Hopwood.

This notice is given in fulfillment of the obligation under DTR3.1.4R.

Exhibit 1.8

BP plc- Director/PDMR shareholding
BP plc- 14 December 2012

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 13 December 2012 by Mr M. Bly, a person discharging managerial responsibility in BP p.l.c., that on 12 December 2012 he exercised options to acquire 8,870 BP ADSs (ISIN number US0556221044) equivalent to approximately 53,220 ordinary shares, pursuant to the BP Share Option Plan at $38.10 per ADS, this option had an expiration date of 16 February 2013. On 12 December 2012 Mr Bly subsequently disposed of 1,970 ADSs at a price of $41.632 per ADS, 6,800 ADSs at a price of $41.640 per ADS and 100 ADSs at a price of $41.642.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.9

BP plc- Transaction in Own Shares
BP plc- 17 December 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 17 December 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                            17 December 2012
Number of ordinary shares transferred:           864
Transfer price per share:                                £4.20

Following the above transfer, BP p.l.c. holds 1,824,177,531 ordinary shares in treasury, and has 19,060,358,646 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.10

BP plc- Director/PDMR Shareholding
BP plc- 18 December 2012

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 17 December 2012 by Mr A Hopwood, a person discharging managerial responsibility in BP p.l.c., that on 14 December 2012 he exercised an option to acquire 53,200 BP ordinary shares (ISIN number GB0007980591), pursuant to the BP Share Option Plan at £3.88 per share, this option had an expiration date of 16 February 2013. Mr A Hopwood subsequently disposed of the 53,200 BP ordinary shares acquired on 14 December 2012 at a price of £4.27 per share.

BP p.l.c was also notified on 17 December 2012 by Mr A Hopwood, that on 13 December 2012, he sold 9,100 BP ADSs (ISIN number US0556221044) equivalent to approximately 54,600 BP ordinary shares at a price of $41.705 per ADS.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.11

BP plc- Transaction in own shares
BP plc- 20 December 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 20 December 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                            20 December 2012
Number of ordinary shares transferred:    435
Transfer price per share:                              £3.16

Following the above transfer, BP p.l.c. holds 1,824,177,096 ordinary shares in treasury, and has 19,060,625,589 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.12

BP plc- Director/PDMR shareholding
BP plc- 21 December 2012

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

On 21 December 2012 BP p.l.c. was advised by Capita that on 21 December 2012 the following individuals acquired the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their name at a Reference share price of $6.850 per share, through the BP Scrip Dividend Programme.

		Ordinary Shares
Dr M.C Daly	Senior executive (a person discharging managerial responsibility)	81
Mr B. Looney	Senior executive (a person discharging managerial responsibility)	265
Mr D Sanyal	Senior executive (a person discharging managerial responsibility)	386
Mrs C. F. Shorten Conn	Connected person of Mr I. C. Conn, a Director of BP p.l.c.	441

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R

Exhibit 1.13

BP plc- Director/PDMR shareholding
BP plc- 21 December 2012

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 21 December 2012 by Mr H L McKay, a person discharging managerial responsibility in BP p.l.c., that on 20 December 2012 he exercised an option to acquire 8,870 BP ADSs (ISIN number US0556221044) equivalent to approximately 53,220 ordinary shares, pursuant to the BP Share Option Plan at $38.10 per ADS, this option had an expiration date of 16 February 2013.
This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.14

BP plc- Transaction in Own Shares
BP plc- 24 December 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 24 December 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                          24 December 2012
Number of ordinary shares transferred:         6731
Lowest transfer price per share:                    £4.55
Highest transfer price per share:                    £3.16

Following the above transfer, BP p.l.c. holds 1,824,170,365 ordinary shares in treasury, and has 19,134,221,582 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.15

BP plc- Director/PDMR shareholding
BP plc- 27 December 2012

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 21 December 2012 by SEB Sweden that on 21 December 2012 Mr Carl-Henric Svanberg, a Director of BP p.l.c., acquired 12,813 BP ordinary shares (ISIN number GB0007980591) at a Reference share price of $6.850 per share through the BP Scrip Dividend Programme.

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R

Exhibit 1.16

BP plc- Transaction in shares
BP plc- 27 December 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 27 December 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                            27 December 2012
Number of ordinary shares transferred:       715,894
Transfer price per share:                                £4.2789

Following the above transfer, BP p.l.c. holds 1,823,454,471 ordinary shares in treasury, and has 19,135,512,546 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.17

BP plc- Transaction in Own shares
BP plc- 31 December 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 31 December 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                           31 December 2012
Number of ordinary shares transferred:         46,469
Highest transfer price per share:                    £4.55
Lowest transfer price per share:                    £3.16

Following the above transfer, BP p.l.c. holds 1,823,408,002 ordinary shares in treasury, and has 19,135,751,315 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.18

BP plc- Total Voting rights
BP plc- 31 December 2012

BP p.l.c.
Total voting rights and share capital
As at 31 December 2012, the issued share capital of BP p.l.c. comprised 19,135,751,315 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,823,408,002. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 19,140,833,815 This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

Exhibit 1.19

BP plc- Director/PDMR Shareholding
BP plc- 2 January 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 31 December 2012 by Fidelity Stock Plan Services LLC, that on 21 December 2012 the following senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the number of BP Restricted Share Units shown opposite their name at a Reference share price US$41.150 per ADS (ISIN number US0556221044), as a result of participation in the Scrip Dividend Programme. 1 ADS is equivalent to 6 ordinary shares.

	Deferred Annual Bonus Plan	Executive Performance Plan	Restricted Share Plan	Long Term Performance Plan
Mr M. Bly	318.836	308.786	262.058	155.099
Mr R. Fryar	263.959	308.786	541.098	N/A
Mr A. Hopwood	308.703	377.821	541.098	N/A
Mr H. L. McKay	596.016	308.786	983.752	N/A

On 31 December 2012 BP p.l.c. was informed by Computershare Plan Managers that on 21 December 2012 the following Director and senior executives of BP p.l.c. (all persons discharging managerial responsibility) acquired the number of BP Ordinary shares (ISIN number GB0007980591) shown opposite their name at a Reference share price of $6.850 per share, through the BP Scrip Dividend Programme.

Scrip dividend on Ordinary shares
Mr I. C. Conn	2646
Mr R. Bondy	5028
Dr M. C. Daly	3640
Mr A. Hopwood	36
Mr B. Looney	716
Mr D. Sanyal	2746
Dr H. Schuster	595

BP p.l.c. was advised by Computershare Plan Managers that on 21 December 2012 the following Directors and senior executives of BP p.l.c. (all persons discharging managerial responsibility) acquired the number of BP Ordinary shares shown opposite their name at a Reference share price of $6.850 per share, through the BP Scrip Dividend Programme.

	ShareMatch UK	ShareMatch UK (Overseas)	Global ShareMatch
Mr I. C. Conn	103	N/A	N/A
Mr R. Bondy	49	N/A	N/A
Dr M. C. Daly	N/A	76	N/A
Mr B. Looney	59	N/A	N/A
Mr D. Sanyal	119	12	N/A
Dr H. Schuster	N/A	N/A	16

BP p.l.c. was further advised by Computershare Plan Managers that on 21 December 2012 the following Director and senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the number of BP Restricted Share Units shown opposite their name at a Reference share price of $6.850 per share, through the BP Scrip Dividend Programme.

	Deferred Annual Bonus Plan	Executive Performance Plan	Restricted Share Plan
Mr R. Bondy	4031	1877	4211
Dr M. C. Daly	2058	1565	N/A
Dr B. Gilvary	2825	1776	N/A
Mr B. Looney	1539	2188	3191
Mr D. Sanyal	2006	1877	N/A
Dr H. Schuster	1711	1752	N/A

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.20

BP plc- Blocklisting Six Monthly Return
BP plc- 2 January 2013

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date:2 January 2013

Name of applicant:		BP p.l.c.
Name of scheme:		The Executive Share Option Scheme
Period of return:	From:	1 July 2012	To:	31 December 2012
Balance of unallotted securities under scheme(s) from previous return:		10,813,667
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		5,328,942
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		5,484,725

Name of contact:	Victoria McKenzie
Telephone number of contact:	020 7496 2102

Exhibit 1.21

BP plc- Blocklisting Six Monthly Return
BP plc- 2 January 2013

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date:2 January 2013

Name of applicant:		BP p.l.c.
Name of scheme:		The BP Group Savings Related Share Options
Period of return:	From:	1 July 2012	To:	31 December 2012
Balance of unallotted securities under scheme(s) from previous return:		11,754,180
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		11,754,180

Name of contact:	Victoria McKenzie
Telephone number of contact:	020 7496 2102

Exhibit 1.22

BP plc- Transaction in own shares
BP plc- 3 January 2013

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 3 January 2013 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                             3 January 2013
Number of ordinary shares transferred:     1,296
Transfer price per share:                               £4.20

Following the above transfer, BP p.l.c. holds 1,823,406,706 ordinary shares in treasury, and has 19,136,177,483 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 04 January  2013
/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Company Secretary